FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Press release regarding the filing of Annual Report on Form 20-F for fiscal year 2014 and Irannotice.

Buenos Aires, April 15, 2015 - BBVA Francés (NYSE: BFR.N; BCBA: FRA.BA; LATIBEX: BFR.LA) hereby informs that it has filed its Annual Report on Form 20-F for the fiscal year 2014 and Irannotice.

BBVA Francés hereby informs that it has filed its Annual Report on Form 20-F for the fiscal year 2014 and Irannotice with the United States Securities and Exchange Commission (SEC).

Both documents are also available in the company’s website, www.bbvafrances.com.ar in the institutional corporate information section.

Hard copies of the company’s complete audited financial statements, Annual Report on Form 20-F and Irannotice are available on demand, free of charge, by contacting Vanesa Bories o Cecilia Acuña at Investor Relations Department.

Vanesa Bories

Investor Relations

(5411) 4346-4000 ext. 11622

vbories@bbva.com

Cecilia Acuña

Investor Relations

(5411) 4341-5036

ceciliaviviana.acuna@bbva.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: April 15, 2015	By:	/s/ Ignacio Sanz y Arcelus
	Name:	Ignacio Sanz y Arcelus
	Title:	Chief Financial Officer